March 21, 2007

John P. Nolan
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

RE: Letter of February 16, 2007

Dear Mr. Nolan,

This letter is in response to your letter of February 16, 2007 to Eagle Bancorp (“Eagle” or the “Company”). Eagle is the parent corporation of American Federal Savings Bank (the “Bank”), a federally chartered savings bank. Our response, as requested, is separated into two parts, for the fixed rate and floating rate preferred stock.

Fixed Rate Corporate Preferred Stock

1. “How specifically you considered the length of time and extent to which the market value has been less than cost”

We have reviewed, on a monthly basis since purchase, the market value of the security compared to its cost basis. This review includes the length of time of the unrealized loss and the magnitude of the loss. It was also examined with regard to the level of interest rates, recent movements in interest rates, interest rate expectations, and the discussion in the media of the accounting and regulatory problems at Freddie Mac.

2. “How the market value of the security has correlated to the specific interest rate index to which you believe the security is most closely related during the period that the investment has been in an unrealized loss position”

Purchases for the Bank’s investment portfolio are not pegged to a specific interest rate index. In the case of the fixed rate corporate preferred stock such as the FHLMC issue, there is no interest rate index to which it would correlate closely, since it is a perpetual security with no fixed maturity date. In general it has correlated to long-term interest rate indices, with a decline in market value during the increase in interest rates in recent years. However, other factors, such as the financial reporting, accounting and regulatory problems that confronted the two housing GSE and the thinly traded nature of the security, have also contributed to the lowered market value, as they would for any equity security.

3. “How the correlation between the security’s market value and interest rates has compared to your expectations and estimates”

The Bank’s investment policy is designed to avoid predicting interest rates and possible changes in interest rates by providing for a diversified investment portfolio. As such, there would have been no formal expectation or estimate as to how a particular security will behave or correlate to interest rate movements. However, to achieve a diversified portfolio, securities must be purchased to provide balance to the portfolio, with certain securities expected to perform better in lower interest rate scenarios, some expected to perform better in rising rate scenarios, and some purchased for static rate environments. The interest rate cycle of the last four years was a highly unusual one and caused temporary widening of rate of return spreads associated with such unusual conditions. It would be impossible to relate this interest rate cycle with any of the aforementioned interest rate scenarios. This condition was further exacerbated by the reporting, regulatory and accounting issues mentioned above. The interest rate environment continues to be unusual in nature due to the duration of the inverted yield curve. We also note that the securities were thinly traded and the rather large spreads support this conclusion.

4. “Your estimate of the time period considered in evaluating your intent and ability to retain the investment, including the specific forecasted estimate of when the security’s market value should equal or exceed your cost basis”

The FNMA preferred stock, which is very similar to the FHLMC preferred stock, had a market value exceeding its cost basis in December 2006. Management expects that the time period for the FHLMC preferred stock to recover its market value should be within twelve to twenty-four months, as long as no increases in the interest rate yield curve occur. If short-term interest rates declined significantly, leading to a more normal yield curve, this should have a positive impact on the market value sooner than twenty-four months. We believe that it is more relevant to consider the time period in relation to interest rate cycles as opposed to a calendar time frame. Further, a factor to consider in the Company’s ability to retain such investments is its strong liquidity position. The Bank has consistently had strong liquidity and been rated accordingly in its safety and soundness examinations by the Office of Thrift Supervision (OTS). The Bank also has wholesale liquidity sources available.

5. “How you considered that as the forecasted market price recovery period lengthens, the uncertainties in management’s estimate increase, which impacts the reliability of that estimate”

The Bank avoids making interest rate predictions when making its asset and liability acquisition decisions, choosing rather to acquire a balance of securities which negate the risk of interest rate “bets” to achieve consistent returns. Also, for a bank of our asset size and balance sheet structure, industry “best practices” strongly discourage engaging in such interest rate “bets”. The recovery period for the preferred stock is tied principally to interest rate movements, which are beyond the Bank’s control. Inherently, any interest rate prediction would have a certain degree of unreliability which would affect management’s estimate and we will continue to monitor the possible recovery and its relation to interest rate changes.

6. “How you considered that the depressed market value of the security is not solely attributable to interest rate movements”

We have reviewed this investment from several perspectives and we believe that another factor in the decline in value has been the illiquidity of the preferred stock--FHLMC, for example, is a large public company, but its preferred stock offerings are thinly-traded. This is evidenced by numerous days of no trades, large bid-ask spreads, and unusual movements of the stock price. However notwithstanding this situation, the principal factor affecting value and causing these securities to fall out of favor has been the interest rate cycle.

7. “At what point you would conclude that the investment was other than temporarily impaired, including duration and severity of the unrealized loss, changes in interest rates, differences between your established expectations and the actual changes in market value of the security”

Management considers the interest rate cycle to be the principal problem relating to these securities. Thus it would consider the FHLMC fixed rate corporate preferred stock to be other than temporarily impaired if: at the time the current interest rate cycle ended with a yield curve approximating that of the time of the purchase of the stock in late 2001, the security did not recover its market value at the same time when the FNMA fixed rate corporate preferred stock did recover its market value and the FHLMC fixed rate corporate preferred stock experienced a decline of more than 5% of its book value for a period of six months.

8. “The significance to your analysis that the preferred stock represents a small percentage of your investment portfolio”

Management believes materiality is a factor to consider in this analysis. The corporate preferred stock is a small part of the Bank’s investment portfolio and does not signify a major component of the Bank’s strategy (it provides an attractive tax-equivalent yield, but at the cost of illiquidity). It is also a small percentage of the Bank’s total assets, and the unrealized loss represents an even smaller percentage of total capital. This is important in considering the Company’s intent and ability to hold the security until market value is recovered. If the Company experienced any liquidity needs, it would not be pressured to sell the security as many other options are available (due to the Bank’s current strong liquidity position). The strong capital position also mitigates any effect the relatively small unrealized loss would have on the Company.

9. “The significance to your analysis that the bank is subject to capital requirements of the OTS”

The fact that the Bank is subject to OTS capital requirements ensures that the Company will maintain a strong capital position. As stated earlier, this enhances the ability of the Company to continue to hold the security while waiting for a recovery of market value. Also, the Bank files detailed financial reports with the OTS, its principal bank regulator, on a quarterly basis, which provides OTS with an opportunity to review the Bank’s capital on a regular basis.

Floating Rate Corporate Preferred Stock

1. Same as above.

2. As stated above, the Bank’s securities are not pegged to specific interest rate indices. In the case of the floating rate preferred stock, it is especially difficult to find an appropriate interest rate index, as it reprices every two years to the two year treasury note, but does not have a maturity date. In general it has correlated somewhat to securities with long resets that also have long maturity dates (such as adjustable rate mortgage backed securities with resets of 3 years). Those securities also experience a decline in market value when the market determines that with a below market coupon, a long period to reset (over 1 to 2 years) and a long maturity date, the security should have a market value below cost. (As stated above, other factors, such as the accounting problems at FHLMC and the thinly traded nature of the security, also contribute somewhat to the lowered market value, as they would for any equity security. They are not however the principal reasons why these securities have fallen out of favor.)

3. Same as above.

4. Management expects the time period necessary for the floating rate preferred stock to recover its market value is tied to when the current interest rate cycle ends and the interest rate yield curve returns to a more normal configuration i.e. with short-term rates lower than current levels. Management does not make interest rate predictions, but we expect it may take a year or longer for the current interest rate cycle to end, and then another year or two for short-term rates to begin to fall and begin to create a steepened yield curve. The interest rate on the floating rate preferred stock will reprice in March 2007, giving it a higher interest rate than it currently has. Management expects that this repricing will reduce the extent of the unrealized loss. As stated above, it is more relevant to consider the time period in relation to interest rate cycles as opposed to a calendar time frame. Further, a factor to consider in the Company’s ability to retain the investments is its strong liquidity position. The Bank has consistently had strong liquidity and been rated accordingly in its safety and soundness examinations by the OTS. The Bank also has wholesale liquidity sources available.

5. Same as above.

6. Same as above.

7. Management would consider the FHLMC floating rate corporate preferred stock to be other than temporarily impaired if: the current interest rate cycle ended with a yield curve approximating that of the time of the purchase of the stock in late 2001 and the security did not recover its market value at that time and the FHLMC floating rate corporate preferred stock experienced a decline of more than 5% of its book value for a period of six months.

8. Same as above.

9. Same as above.

The Company has carefully considered FSP 115-1 and SAB Topic 5.M. in connection with its investment in corporate preferred stock. The Company believes that in light of all of the evidence available to it, including the high credit ratings, the very small percentage of the portfolio which the preferred stock represents, the cyclical return to a more normal yield curve, and the federally mandated capital requirements of the OTS with respect to the Bank (the Bank is deemed “well-capitalized” under OTS rules), that the decline in value in the form of unrealized losses is only temporary in nature. The Company also believes it has the intent and ability to hold the securities until the recovery of market value, which is demonstrated by its strong liquidity position, as described above.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions, comments or need clarification on any points discussed in this letter, please feel free to contact me at (406) 457-4006.

Sincerely,

Peter J. Johnson
Executive Vice President and Chief Financial Officer